Ugur Sahin, M.D. January 2021 Next Generation Immunotherapy Exhibit 99.1

This slide presentation includes forward-looking statements Forward-looking statements Various statements in this slide presentation concerning the future expectations of BioNTech, its plans and prospects, including the Company’s views with respect to the potential for mRNA therapeutics; the planned next steps in BioNTech’s pipeline programs and specifically including, but not limited to, statements regarding plans to initiate clinical trials of BioNTech’s product candidates and expectations for data announcements with respect to BioNTech’s product candidates; the development of commercial capabilities and the transition of BioNTech to a fully integrated biopharmaceutical company; its expectations with respect to interactions with regulatory authorities such as FDA and EMA, including the potential approval of BioNTech’s or its collaborators’ current or future drug candidates; expected royalty and milestone payments in connection with BioNTech’s collaborations; BioNTech’s anticipated cash usage for fiscal year 2021 and beyond; the creation of long-term value for BioNTech shareholders; the ability of BioNTech to successfully develop and commercialize a vaccine for COVID-19 in partnership with Pfizer and Fosun Pharma; the timing for any potential emergency use authorizations or approvals for BNT162; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and, market demand, including its production estimates for 2020 and 2021 and the impact of COVID-19 on our clinical trials and business operations, are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Words such as "expects," "plans," "potential," "target," "continue" and variations of these words or similar expressions are intended to identify forward-looking statements. Such statements are based on the current beliefs and assumptions of the management team of BioNTech and on the information currently available to the management team of BioNTech, and are subject to change. The Company will not necessarily inform you of such changes. These forward looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause the Company’s actual results, performance or achievements to be materially different than any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including the Company’s ability to discover and develop its novel product candidates and successfully demonstrate the efficacy and safety of its product candidates; the pre-clinical and clinical results for its product candidates, which may not support further development of product candidates; actions of the Company’s collaborators regarding continued product development and product commercialization; actions of regulatory authorities, which may affect the initiation, timing and progress of clinical trials or the ability of the Company to obtain marketing authorization for its product candidates; the Company’s ability to obtain, maintain and protect its intellectual property; the Company’s ability to enforce its patents against infringers and defend its patent portfolio against challenges from third parties; competition from others using technology similar to the Company’s and others developing products for similar uses; the Company’s ability to manage operating expenses; the Company’s ability to obtain additional funding to support its business activities and establish and maintain its existing and future collaborations and new business initiatives; the Company’s dependence on collaborators and other third parties for development, manufacture, marketing, sales and distribution of products; the outcome of litigation; and unexpected expenditures. Any forward-looking statements represent the Company’s views only as of today and should not be relied upon as representing its views as of any subsequent date. The Company explicitly disclaims any obligation to update any forward-looking statements. The mRNA vaccines and other product candidates discussed in this slide presentation are investigational products being developed by BioNTech and its collaborators and are not currently approved by the FDA, EMA or any other regulatory authority. 2

Safety Information Authorized use in the U.S.: The Pfizer-BioNTech COVID-19 Vaccine is authorized for use under an Emergency Use Authorization (EUA) for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 16 years of age and older.   Important safety information from U.S. FDA emergency use authorization prescribing information: Do not administer Pfizer-BioNTech COVID-19 Vaccine to individuals with known history of a severe allergic reaction (e.g., anaphylaxis) to any component of the Pfizer-BioNTech COVID-19 Vaccine Appropriate medical treatment used to manage immediate allergic reactions must be immediately available in the event an acute anaphylactic reaction occurs following administration of Pfizer-BioNTech COVID-19 Vaccine Monitor Pfizer-BioNTech COVID-19 Vaccine recipients for the occurrence of immediate adverse reactions according to the Centers for Disease Control and Prevention guidelines (https://www.cdc.gov/vaccines/covid-19/) Immunocompromised persons, including individuals receiving immunosuppressant therapy, may have a diminished immune response to the Pfizer-BioNTech COVID-19 Vaccine The Pfizer-BioNTech COVID-19 Vaccine may not protect all vaccine recipients In clinical studies, adverse reactions in participants 16 years of age and older included pain at the injection site (84.1%), fatigue (62.9%), headache (55.1%), muscle pain (38.3%), chills (31.9%), joint pain (23.6%), fever (14.2%), injection site swelling (10.5%), injection site redness (9.5%), nausea (1.1%), malaise (0.5%), and lymphadenopathy (0.3%) Severe allergic reactions have been reported following the Pfizer-BioNTech COVID-19 Vaccine during mass vaccination outside of clinical trials. Additional adverse reactions, some of which may be serious, may become apparent with more widespread use of the Pfizer-BioNTech COVID-19 Vaccine Available data on Pfizer-BioNTech COVID-19 Vaccine administered to pregnant women are insufficient to inform vaccine-associated risks in pregnancy Data are not available to assess the effects of Pfizer-BioNTech COVID-19 Vaccine on the breastfed infant or on milk production/excretion There are no data available on the interchangeability of the Pfizer-BioNTech COVID-19 Vaccine with other COVID-19 vaccines to complete the vaccination series. Individuals who have received one dose of Pfizer-BioNTech COVID-19 Vaccine should receive a second dose of Pfizer-BioNTech COVID-19 Vaccine to complete the vaccination series Vaccination providers must report Adverse Events in accordance with the Fact Sheet to VAERS at https://vaers.hhs.gov/reportevent.html or by calling 1-800-822-7967. The reports should include the words “Pfizer-BioNTech COVID-19 Vaccine EUA” in the description section of the report Vaccination providers should review the Fact Sheet for Information to Provide to Vaccine Recipients/Caregivers and Mandatory Requirements for Pfizer-BioNTech COVID-19 Vaccine Administration Under Emergency Use Authorization 3

Harnessing the immune system’s full potential to fight human disease 4

2020: A TRANSFORMATIONAL YEAR FOR BIONTECH 5 * COMIRNATY® is the brand name for BNT162b2 in the EU and Switzerland, where it has received conditional marketing authorization

6 Deep expertise in immunology Cutting edge platforms across 4 drug classes Bioinformatics driven approach leveraging AI and machine learning In-house GMP manufacturing of mRNA and cell therapies OPPORTUNITY IN 2021 AND BEYOND Poised to usher in new era of vaccines and immunotherapies in multiple therapeutic areas Advance broad pipeline of >20 product candidates Ability to invest COMIRNATY cash flows to accelerate diverse portfolio Proven execution capabilities and maturation toward a commercial organization Building a global, multi-product, immunotherapy powerhouse

First vaccine authorized for use in the US and the EU Authorization for Emergency Use / Temporary Use or Conditional Approval in > 45 countries 32.9m million doses shipped1 Global phase 3 trial data indicates vaccine is highly efficacious and generally well tolerated 95% vaccine efficacy in 43,000+ participants 94% efficacy in participants older than 65 years Generally well tolerated with most adverse events being mild to moderate in intensity and transient in effect Most common adverse events are fatigue, headache, pain at injection sites, chills, muscle and joint pain  Broad immunogenicity profile (poly-epitopic, multi-effector), inducing high titer of neutralizing antibody and T cell responses COMIRNATY: LEADING THE FIGHT AGAINST COVID-19 7 For use in individuals 16 years and older 1 As of January 10th, 2021

SUPPLY UP TO TWO BILLION VACCINE DOSES IN 2021 8 FY 2021 manufacturing capacity target: 2.0 billion doses* Committed Doses for 2021: >1 billion doses 50:50 gross profit share with Pfizer (worldwide ex-China); 35-40% gross profit share with Fosun Pharma in China 6 manufacturing sites in Pfizer and BioNTech alliance Additional external CMO sites expanding LNP and fill-finish capacity * We now believe that we can potentially deliver approximately 2 billion doses in total by the end of 2021, which incorporates the updated 6-dose label. This is based on continuous process improvements and expansion at our current facilities, and contingent upon adding more suppliers as well as contract manufacturers. 3 Pfizer sites in the U.S. producing mRNA vaccine Marburg: major inflection point up to 750m doses in annual capacity Expected to become operational by end of February 2021 Mainz, Germany Kalamazoo, MI St. Louis, MO Andover, MA

MULTIPLE STRATEGIC LEVERS TO EXPAND COMIRNATY ACCESS 9 Increase Supply Capacity 6-dose vial Continous process improvements New sites, suppliers and CMOs Expand label Pediatric indications Pregnant women Additional sub-populations Broaden global distribution Develop optimized formulations Further stability testing update for current formulation Improved thermostable formulation PEG-free formulation New country / regional authorizations BLA submission in U.S. and other regions Order book growth

Compelling efficacy & safety in all tested age groups Ability to create re-engineered vaccine in 6 weeks1 mRNA vaccine well-suited for re-vaccination COVID-19 WILL LIKELY BECOME AN ENDEMIC DISEASE 10 Safety & Efficacy Emergence of new viral variants Naturally waning immune response 1 2 3 Unmet Medical Needs 1 Development of re-engineered vaccine would be subject to agreement with the relevant Regulators, including timelines for regulatory review and approval Key Strengths

INFECTIOUS DISEASES REPRESENT A LONG-TERM GROWTH PILLAR 11 Unmet Medical Needs Increasing number of highly unaddressed indications Only 7 infectious disease vaccines approved by the FDA from 2017 to 2020 Many high incident infections with no vaccine or therapy approved Efficacy of multiple approved vaccines is suboptimal BioNTech infectious diseases portfolio

mRNA TECHNOLOGY POISED TO REVOLUTIONIZE IMMUNOTHERAPY 12 mRNA Today mRNA Tomorrow mRNA in the Future Today mRNA vaccines established as a New Drug Class Today mRNA technology to Displace traditional modalities CAR-T cell amplifying mRNA vaccine mRNA cancer vaccines Systemic mRNA encoded immuno-therapies Today “Beyond the Horizon” Autoimmune diseases Rare diseases Other therapeutic areas mRNA vaccines for additional infectious diseases Novel targets Innovative modalities New disease areas Accelerated learning path for COVID vaccine leads to diversification and maturation of the mRNA technology

RATIONALLY DESIGNED MULTI-PLATFORM IO STRATEGY

mRNA Cancer Vaccines

- **FixVac and iNeST**
- Multi-specificity, multi-valency, high (neo)antigen specific T cell responses with unprecedented potency
- **Ongoing Phase 2 randomized trials (iNeST)**

Next Generation Immunomodulators

- **Next-generation checkpoint inhibitors to address a broad range of cancers**
- **Ongoing Phase 1/2 trials of 2 bi-specific antibodies**



Targeting Cancer + Immunomodulation

Cell Therapies

- **Next-gen CAR-T and TCR therapies targeting Solid Tumours**
- Paired with mRNA vaccination to enhance PK and persistence
- Novel targets from BioNTech's library
- **Phase I FIH trials to start in 2021**

Antibodies

- **CA19-9 antibody in 1L Pancreatic Cancer**
- **Ongoing Phase 1/2 trial**

Small Molecule Immunomodulators

- **TLR7 agonist potently modulates innate immunity**
- Potential for combination with other IO agents
- **Ongoing Phase 1 trial in SCLC**

Engineered Cytokines

- **mRNA encoded cytokines with a prolonged T1/2 and improved safety profile**
- Amplify vaccines and CPIs
- **Phase 1 FIH trials to start in 2021**

Multiple blockbuster opportunities with synergistic combinations

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BIONTECH

FIXVAC: LEVERAGING SHARED ANTIGENS TO BREAK IMMUNE TOLERANCE Multi-valency + Off-the-shelf Applicable for almost all types of tumor antigens 10.1% Novel Structure Product candidate2 Preclinical Phase 1 Phase 2 MELANOMA1 14 Fixvac

iNeST: TAILORED TREATMENT TO EXPLOIT INDIVIDUAL TARGETS



NEOANTIGENS
5' UTR
3' UTR
5'
Cap analog
SEC
1 2 3 4 5 6 7 8 9 10
MITD
AAAA
Poly(A) tail
RNA backbone
RNA backbone

- Fully customized to the individual Patient
- Targeting 20 neo-antigens per patient

ADJUVANT



Normal DNA
Tumor DNA

Residual cancer cells may remain – emphasis on recurrence free survival

1L METASTATIC



Rapidly growing but often still in early phase of metastases

LATE-LINE METASTATIC



Bulky tumors with multiple organs involved

iNeST

Adjuvant:

- ***Phase 2 trial planned***
- *8 of 8 stage III/IV melanoma patients with stable disease cancer free for* ***up to 60 months*** *(BNT121)*[1]

1L metastatic:

- ***Ongoing Phase 2 trial in 1L melanoma***

Late-line metastatic:

- ***Single agent activity*** *in melanoma*[1] *and gastric*[2] *Cancer*
- ***Encouraging efficacy signal validates iNeST potential in early settings***

[1] Sahin et. al. Nature 2017
[2] AACR 2020

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BNT311 DEMONSTRATED SINGLE AGENT ANTI-TUMOR ACTIVITY 16 1 Data cut-off: October 12, 2020. One PR was not confirmed yet by a subsequent scan. Includes all patients who had at least one post-baseline tumor assessment (schedule is every 6 weeks), and thus could be assessed for clinical benefit; 6 of 12 patients are still on treatment. Presented at SITC 2020, interim Phase I results showed anti-tumoral activity in a broad range of CPI refractory solid tumors Disease control achieved in 65.6% patients in dose escalation phase Encouraging single agent efficacy observed (two cPRs, one uPR) 1 in 24 CPI refractory NSCLC patients p. ICI = post immune checkpoint inhibitior CPI n. = check point inhibitor naive 7 expansion cohorts are currently recruiting N = Up to 40 per cohort

BNT 211 (CLDN 6 CAR) CARVac1 CAR-T cell amplifying mRNA therapy for solid tumors BNT 221 (PBMC derived ex vivo T cell therapy) NEOSTIM T cell therapy Individualized Neoantigen specific T cell therapy BNT 151 (modified IL2) BNT152 & 153 (IL-2/IL-7) RiboCytokines mRNA encoded Cytokines BNT 141 (undisclosed) BNT 142 (CD3xCLDN6) RiboMabs2 mRNA encoded Antibodies ADVANCING INNOVATION BEYOND CURRENT BOUNDARIES 17 Wholly owned FIH start 2021 2021 2021 2021 1Reinhard et al, Science 2020 2Stadler et al Oncoimmunology 2018

Potential to enhance persistence and safety of CAR-T cell therapy CARVAC: OPENING UP CAR-T THERAPY FOR SOLID TUMORS 18 First program BNT 211 targeting CLDN-6 antigen in solid tumors CAR-T cell therapy + RNA Vaccine to amplify CAR-T cell in vivo1 1Reinhard et al, Science 2020

19 A therapeutic approach to emulate natural immune tolerance Induced considerable reduction in pro-inflammatory effector T cell infiltration in CNS Led to strong autoimmunity suppression without broad immune suppression Correlated with CNS function restoration and disease regression in preclinical models Novel non-inflammatory mRNA for treatment of Multiple Sclerosis published in Science1 Luxol fast blue (LFB) staining reveals reduction of demyelination in the spinal cord of mice1 1 Krienke et al. Science,2021 mRNA VACCINES FOR AUTO IMMUNE DISEASES Potential applicability of mRNA vaccine in a plethora of autoimmune diseases

KEY PIPELINE MILESTONES EXPECTED IN 2021

5+ data updates across pipeline

- **COMIRNATY updates**
- **Next-gen immunomodulator**: BNT311 (GEN1046) BNT312 (GEN1042)
- **CLDN6 CARVac:** BNT211
- **Small molecule:** BNT411

Up to 3 programs moving into randomized phase 2 trials

- **FixVac melanoma:** BNT111
- **FixVac HPRV16+ head and neck cancer:** BNT113
- **iNeST:** BNT122 (RO7198457)

6 pre-clinical programs to move into phase 1 across novel platforms

- **RiboMabs:** BNT141, BNT142
- **RiboCyokines:** BNT151, BNT152+BNT153
- **CLDN6 CARVac:** BNT211
- **NEOSTIM neoantigen-based T cell therapy:** BNT221

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BIONTECH

BETTER PLACED THAN EVER TO BRING INNOVATION TO PATIENTS 21

© Copyright BioNTech SE 2020. All Rights Reserved. November 10, 2020 An der Goldgrube 12 55131 Mainz Germany M: investors@biontech.de